FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOCUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 Peachtree Road, NE, Suite 1160
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Thompson 202-470-1963
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, #700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Jonathan Wilfong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOCUS SECURITIES LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA K. BURTON
My Commission Expires
NOTARY PUBLIC
10-14-2022
COBB COUNTY, GEORGIA

Signature

Chief Compliance Officer
Title

Lisa K Burton
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities LLC (a limited liability company) as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities LLC's financial statements. The supplemental information is the responsibility of Focus Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



Possession or Control Requirements under Rule 15c3-3 as of December 31, 2019 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 5, 2020

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	229,377
Accounts receivable		165,000
Securities owned, at fair value		30
Prepaid expenses		32,054
Deposits		6,678
Total assets	$	433,139

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	6,585
Due to sole member		159,511
Total liabilities		166,096

Member's equity		267,043
Total liabilities and member's equity	$	433,139

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
Commissions	$	5,074,320
Total revenue		5,074,320
Expenses		
Compensation and benefits		3,869,349
Management fees		1,203,000
Occupancy		22,205
Other		222,366
Total expenses		5,316,920
Net loss	$	(242,600)

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Contributed Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 148,300	$ 361,343	$ 509,643
Net loss	-	(242,600)	(242,600)
Balance, December 31, 2019	$ 148,300	$ 118,743	$ 267,043

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

<u>Cash flows from operating activities</u>:		
Net loss	$	(242,600)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(165,000)
Prepaid expenses		(5,072)
Deposits		6,714
Accounts payable and accrued liabilities		(35,919)
Due to sole member		157,339
Total adjustments		(41,938)
Net cash used in operating activities		(284,538)
Net decrease in cash		(284,538)
Cash, beginning of year		513,915
Cash, end of year	$	229,377

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS Holdings USA, Inc. (previously known as FOCUS, LLC) (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").   The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at two financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable and Allowance for Doubtful Accounts:

Accounts receivable are due from clients for assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated and, if it is determined that a client will be unable to fully meet its financial obligation, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2019, management has concluded that an allowance for doubtful accounts is not necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Investment banking commission revenues solely consist of merger and acquisition transaction success fees. Success fees from these engagements are recognized at a point in time when the related transaction has been effectively closed.

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer services. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

A portion of the fees the Company receives for advisory services are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for success fees is generally due promptly upon completion of a specified milestone, the closing of the transaction. The Company recognizes a receivable for fees where completion of the milestone has occurred, but payment by the customer has not.

Compensation and Benefits:

Compensation and benefits in the statement of operations includes $2,975,224 of commissions during the year ended December 31, 2019.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Note A
Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements:

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 supersedes the current revenue recognition guidance, including industry-specific guidance. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted ASU 2014-09, effective January 1, 2019, utilizing the modified retrospective approach. Management has determined that there was no impact to the Company's revenue recognition policies, and therefore no change to the Company's financial statements as a result of adopting this standard.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, deposits, accounts payable, accrued liabilities, and due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $63,281, which was $52,208 in excess of its required net capital of $11,073. The Company's ratio of aggregate indebtedness to net capital was 2.62 to 1.

Note C
Related Party Transactions

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2019, management fees incurred were $1,203,000, $47,649 of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2019, allocated expenses incurred were $48,340.

Note C
Related Party Transactions (Continued)

At December 31, 2019, the Company owed $2,560 to the Sole Member under the agreement. The balance is included in due to Sole Member in the accompanying statement of financial condition.

Representatives of the Company are employees of the Sole Member. Commissions earned by the representatives from the Company are remitted to the Sole Member and subsequently paid to the respective representatives. At December 31, 2019, the Company owed $109,302 to the Sole Member for commissions earned by the representatives.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from two transactions totaling $4,117,670, which comprised approximately 81% of commission revenues for the year ended December 31, 2019. There were no receivables due from these transactions at December 31, 2019.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2019.

Note F
Subsequent Events

The Company evaluated subsequent events through February 5, 2020, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2019

NET CAPITAL:
    Total member's equity $ 267,043

    Nonallowable assets
        Securities owned, at fair value   30
        Accounts receivable   165,000
        Prepaid expenses   32,054
        Deposits   6,678

        Total nonallowable assets   203,762

NET CAPITAL $ 63,281

COMPUTATION OF NET CAPITAL REQUIREMENT:
    Aggregate indebtedness
        Accrued payable and accrued liabilities $ 6,585
        Due to sole member   159,511

        Total aggregate indebtedness $ 166,096

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
    Minimum net capital required (the greater of $5,000 or 6 2/3% of
    aggregate indebtedness) $ 11,073

    Capital in excess of minimum requirements $ 52,208

    Ratio of aggregate indebtedness to net capital   2.62

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019, in which (1) Focus Securities LLC identified the following provision of 17 C.F.R. § l5c3-3(k) under which Focus Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Focus Securities LLC stated that Focus Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Focus Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 5, 2020

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net

8065 Leesburg Pike
Suite 750
Vienna, VA   22182

(202) 785-9404
(202) 785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2019, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Jonathan E. Wilfong

President

February 5, 2020

Richard F. Thompson Jr.

Chief Financial Officer

February 5, 2020